SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Current Report for November 2005

Glamis Gold Ltd.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)

Date: November 3, 2005	By:	/s/ Cheryl S. Maher Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD LTD.
THIRD QUARTER 2005 REPORT
Financial Highlights
(in millions of U.S. dollars, except per share and per ounce amounts)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
		2005	2004	2005	2004

Gold ounces produced		90,535	50,899	293,633	149,927
Gold ounces sold		91,625	51,631	302,552	151,331
Average revenue realized per gold ounce		$446	$406	$434	$404
Average market price per gold ounce		$440	$401	$432	$401
Total cash cost per gold ounce produced		$233	$205	$203	$198
Total production cost per gold ounce		$341	$292	$308	$284

Production Data:
El Sauzal Mine:	Ore tonnes milled	445,368	—	1,177,923	—
	Waste tonnes mined	1,467,228	—	3,240,979	—
	Grade (grams per tonne)	3.227	—	3.470	—
	Gold ounces produced	42,185	—	130,222	—
	Total cash cost per ounce	$168	—	$148	—
	Total production cost per ounce	$286	—	$263	—
San Martin Mine:	Ore tonnes processed	1,331,611	1,435,348	4,223,261	4,227,495
	Waste tonnes mined	967,202	651,284	3,041,337	2,122,190
	Grade (grams per tonne)	0.733	0.822	0.669	0.788
	Gold ounces produced	19,315	23,985	65,037	75,329
	Total cash cost per ounce	$309	$207	$280	$190
	Total production cost per ounce	$414	$303	$385	$287
Marigold Mine (66.7%):	Ore tonnes mined	1,164,996	1,508,192	3,814,481	4,565,341
	Waste tonnes mined	6,222,070	5,951,472	17,885,668	15,574,754
	Grade (grams per tonne)	0.873	0.617	0.872	0.789
	Gold ounces produced	29,035	23,889	98,374	63,283
	Total cash cost per ounce	$276	$198	$225	$198
	Total production cost per ounce	$372	$280	$318	$278
Rand Mine (in reclamation):
	Gold ounces produced	—	3,025	—	11,315
	Total cash cost per ounce	—	$255	—	$250
	Total production cost per ounce	—	$300	—	$294

Financial Data:
Working capital		$25.7	$27.4	$25.7	$27.4
Cash provided from operations		$14.8	$8.1	$53.5	$23.5
Net earnings		$1.6	$2.8	$12.0	$14.8
Basic earnings per share		$0.01	$0.02	$0.09	$0.11
Average shares outstanding		131,536,071	130,654,678	131,178,760	130,457,868

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars, except per share amounts)

	September 30,	December 31,
	2005	2004
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$20.1	$27.0
Accounts and interest receivable	3.4	2.8
Inventories (note 2)	27.6	25.7
Prepaid expenses and other	1.8	1.3

	52.9	56.8

Mineral property, plant and equipment, net	624.2	542.3
Other assets	14.0	14.2

	$691.1	$613.3

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$24.5	$24.8
Site closure and reclamation costs, current	0.7	0.9
Taxes payable	2.0	3.7

	27.2	29.4

Site closure and reclamation costs	10.4	7.6
Long-term debt (note 3)	80.0	30.0
Future income taxes	88.7	86.0

	206.3	153.0
Shareholders’ equity
Share capital (note 4):
Authorized:
Unlimited (2004 — 200,000,000) common shares without par value
5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
132,259,344 (130,863,953) common shares	490.5	472.7
Contributed surplus	11.2	16.5
Deficit	(16.9)	(28.9)

	484.8	460.3

	$691.1	$613.3

See accompanying notes to consolidated financial statements
Prepared by management without audit
Approved on behalf of the Board:

/s/ C. Kevin McArthur	/s/ A. Dan Rovig

C. Kevin McArthur	A. Dan Rovig
Director	Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
	(unaudited)		(unaudited)

Revenue	$41.1	$21.0	$131.9	$61.3

Costs and expenses:
Cost of sales	21.3	10.6	60.5	29.8
Depreciation and depletion	11.0	4.5	34.2	12.9
Exploration	2.9	0.7	5.4	2.6
General and administrative	1.8	1.5	9.9	5.5
Stock-based compensation (note 4(b))	1.8	—	3.6	0.1
Other operating expenses	0.9	0.2	1.8	0.6

	39.7	17.5	115.4	51.5

Earnings from operations	1.4	3.5	16.5	9.8
Interest and other income	1.4	0.1	2.0	8.5

Earnings before income taxes	2.8	3.6	18.5	18.3
Provision for income taxes:
Current	0.7	—	3.8	1.2
Future	0.5	0.8	2.7	2.3

	1.2	0.8	6.5	3.5

Net earnings	$1.6	$2.8	$12.0	$14.8

Earnings per share:
Basic	$0.01	$0.02	$0.09	$0.11
Diluted	$0.01	$0.02	$0.09	$0.11
Weighted average common shares outstanding:
Basic	131,536,071	130,654,678	131,178,760	130,457,868
Diluted	132,299,338	132,195,173	131,799,632	131,987,315

Consolidated Statements of Deficit
(Expressed in millions of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
	(unaudited)		(unaudited)

Deficit, beginning of period	$(18.5)	$(37.8)	$(28.9)	$(36.7)
Adjustment for stock-based compensation (note 6)	—	—	—	(13.1)
Net earnings	1.6	2.8	12.0	14.8

Deficit, end of period	$(16.9)	$(35.0)	$(16.9)	$(35.0)

See accompanying notes to consolidated financial statements
Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
	(unaudited)		(unaudited)

Cash flows from operating activities
Net earnings	$1.6	$2.8	$12.0	$14.8
Non-cash items:
Depreciation and depletion	11.0	4.5	34.2	12.9
Future income taxes	0.5	0.8	2.7	2.3
Loss (gain) on sale of properties and investments	(0.9)	—	(1.2)	(6.9)
Stock-based compensation	1.8	—	3.6	0.1
Other	0.8	—	2.2	0.3

	14.8	8.1	53.5	23.5

Changes in non-cash operating working capital:
Accounts and interest receivable	(1.6)	(1.2)	(0.5)	(3.5)
Taxes recoverable/payable	(0.3)	—	(2.4)	—
Inventories	(1.8)	(2.9)	(2.3)	(6.0)
Prepaid expenses and other	(0.2)	(1.8)	(0.4)	(2.5)
Accounts payable and accrued liabilities	3.6	(4.4)	0.5	15.3
Site closure and reclamation expenditures	(1.3)	(0.5)	(2.7)	(1.6)

Net cash provided by operating activities	13.2	(2.7)	45.7	25.2

Cash flows from (used in) investing activities
Purchase of mineral property, plant and equipment, net of disposals	(39.9)	(51.1)	(112.0)	(144.3)
Purchase of investments and properties, net of disposals	(0.2)	—	0.4	13.3
Other assets	(0.7)	(1.3)	0.5	(1.3)

Net cash used in investing activities	(40.8)	(52.4)	(111.1)	(132.3)

Cash flows from financing activities
Proceeds from long-term debt	15.0	—	50.0	—
Proceeds from issuance of common shares	7.9	0.3	8.5	3.4

Net cash provided by financing activities	22.9	0.3	58.5	3.4

Increase (decrease) in cash and cash equivalents	(4.7)	(54.8)	(6.9)	(103.7)
Cash and cash equivalents, beginning of period	24.8	77.2	27.0	126.1

Cash and cash equivalents, end of period	$20.1	$22.4	$20.1	$22.4

Supplemental disclosure of cash flow information:
Cash paid (received) during the period for:
Interest, net of interest amounts paid and capitalized (note 3)	$(0.2)	$(0.2)	$(0.2)	$(0.9)
Taxes	$1.0	—	$5.8	$0.1
Non-cash financing activities:
Shares received on sale of mineral property rights	—	—	—	$0.7

See accompanying notes to consolidated financial statements
Prepared by management without audit

Glamis Gold Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in millions of U.S. dollars, except per share amounts)
Three months and nine months ended September 30, 2005
1.     General
In the opinion of management, the accompanying unaudited interim consolidated balance sheet and interim consolidated statements of operations, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of September 30, 2005 and the results of its operations and its cash flows for the three-month and the nine-month periods ended September 30, 2005 and 2004.
These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2004. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.
The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2004, except as described in note 6 to these financial statements. These statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 7 hereof. All amounts are stated in U.S. dollars unless otherwise specified.
2.     Inventories

	September 30, 2005	December 31, 2004
	(unaudited)

Finished goods	$1.6	$2.5
Work-in-progress	15.2	17.3
Supplies and spare parts	10.8	5.9

	$27.6	$25.7

3.     Long-term debt
On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank providing for up to $45.0 million in funding, at a six-month LIBOR plus 2.625%-based interest rate, for development of the Company’s Marlin Project in Guatemala. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. As at September 30, 2005, there was $45.0 million outstanding under the facility (June 30, 2005 — $45.0 million; December 31, 2004 — $30.0 million). The interest rate was 6.445% as of September 30, 2005; interest is payable semiannually. Principal repayments are scheduled to begin in January 2007 and will be made semi-annually through July 2009.
On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for borrowing and repayment at any time during the 3-year period ending March 4, 2008 at a LIBOR-based interest rate. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. As of September 30, 2005, $35.0 million was outstanding under this facility (June 30, 2005 — $20.0 million; December 31, 2004 — nil). The blended interest rate was 5.036% as of September 30, 2005; interest is payable quarterly. The funds borrowed on this facility have been used for construction of the Company’s Marlin Project.
For the three months ended September 30, 2005, $1.1 million in interest was capitalized to the Marlin Project (2004 — nil) and $2.3 million was capitalized for the nine months ended September 30, 2005 (2004 — nil).

4.     Share capital

(a)     Shares outstanding

	Nine months ended		Nine months ended
	September 30, 2005		September 30, 2004
	(unaudited)		(unaudited)

	Number of		Number of
	Shares	Amount	shares	Amount

Issued and fully paid:
Balance at beginning of period	130,863,953	$472.7	130,133,678	$465.4
Cumulative adjustment for change in accounting for stock-based compensation (note 6)	—	—	—	1.4
Issued during the period:
Pursuant to the terms of Directors’ and Employees’ stock option plan	1,310,247	16.3	561,000	4.3
Pursuant to the terms of Directors’ and Employees’ restricted stock plan	57,000	0.9	—	—
Pursuant to the Employees’ stock-appreciation rights plan	28,144	0.6	—	—

Balance at end of period	132,259,344	$490.5	130,694,678	$471.1

Directors’ and employees’ stock options outstanding, end of period	2,778,753	—	3,554,700	—

Directors’ and employees’ stock options exercisable, end of period	2,301,087	—	3,547,200	—

The Company had 200,000,000 shares of common stock without par value authorized as of December 31, 2004. At an extraordinary shareholders’ meeting on February 9, 2005, the restriction on the number of shares authorized was removed allowing the Company to issue an unlimited number of common shares without par value. Each common share is entitled to one vote.
(b)     Stock-based compensation
The Company granted no options during the three months ended September 30, 2005 (2004 — none). The Company used the Black-Scholes option pricing model to determine the fair value of the 748,000 stock options granted during the nine months ended September 30, 2005 with the following weighted average assumptions: risk-free interest rate — 2.92% (2004 — 2.55%), expected volatility — 33.8% (2004 — 55%), and expected life of the option — 1.91 years (2004 — 2.5 years). The weighted average fair value of options granted in the nine months ended September 30, 2005 was $2.3 million (2004 — $0.1 million), of which $1.3 million has been charged to operations to September 30, 2005.
During the nine months ended September 30, 2005, the Company also issued 57,000 common shares as restricted stock, one third of which vested and the balance of which will vest over the next two years. The fair value of the common shares issued as restricted stock was $1.0 million, of which $0.6 million has been charged to operations to September 30, 2005. There was no restricted stock issued in the three months ended September 30, 2005, or during the nine months ended September 30, 2004.
The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in shares of stock (“SARs”). During the nine months ended September 30, 2005, the Company granted 843,000 SARs, of which 281,000 were vested. There were no SARs granted in the three months ended September 30, 2005. As at December 31, 2004, there were no SARs outstanding. At September 30, 2005, the Company had recognized $1.2 million for the excess of the Company’s share price at September 30, 2005 over the stated base price of vested SARs which is included in contributed surplus. Total expense incurred by the Company in 2005 upon exercise of SARs was $0.5 million (2004 — nil).

5.     Segment reporting
As at September 30, 2005 and 2004 and for the three and nine months ended September 30, 2005 and 2004:

	El	San
Three months ended September 30, 2005	Sauzal	Martin	Marigold	Rand	Marlin	Other	Total

Revenue	$19.9	$8.9	$12.1	$0.2	$—	$—	$41.1
Cost of sales	7.6	6.0	7.6	0.1	—	—	21.3
Depreciation and depletion	5.2	2.0	2.6	0.2	—	1.0	11.0
Other operating expenses	0.2	0.1	0.2	0.1	0.1	6.7	7.4

Earnings (loss) from operations	6.9	0.8	1.7	(0.2)	(0.1)	(7.7)	1.4
Other income (loss)	0.1	0.1	—	—	—	1.2	1.4

Earnings (loss) before taxes	$7.0	$0.9	$1.7	$(0.2)	$(0.1)	$(6.5)	$2.8

Cash from operating activities(1)	$12.1	$2.4	$4.6	$0.1	$(0.1)	$(4.3)	$14.8

Capital expenditures	$1.0	$0.4	$8.6	—	$29.9	$0.1	$40.0

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

	El	San
Three months ended September 30, 2004	Sauzal	Martin	Marigold	Rand	Marlin	Other	Total

Revenue	$—	$9.9	$9.7	$1.4	$—	$—	$21.0
Cost of sales	—	5.0	4.7	0.9	—	—	10.6
Depreciation and depletion	—	2.3	1.9	0.2	—	0.1	4.5
Other operating expenses	—	—	—	0.1	—	2.3	2.4

Earnings (loss) from operations	—	2.6	3.1	0.2	—	(2.4)	3.5
Other income (loss)	—	(0.3)	—	0.1	—	0.3	0.1

Earnings (loss) before taxes	—	$2.3	$3.1	$0.3	—	$(2.1)	$3.6

Cash from operating activities(1)	—	$4.6	$5.0	$0.6	—	$(2.1)	$8.1

Capital expenditures	$17.4	$0.5	$4.9	$—	$28.3	—	$51.1

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

	El	San
Nine months ended September 30, 2005	Sauzal	Martin	Marigold	Rand	Marlin	Other	Total

Revenue	$59.4	$28.4	$42.8	$1.3	$—	$—	$131.9
Cost of sales	19.9	18.1	21.9	0.6	—	—	60.5
Depreciation and depletion	15.4	6.7	9.2	0.4	—	2.5	34.2
Other operating expenses	0.8	0.2	0.4	0.2	0.2	18.9	20.7

Earnings (loss) from operations	23.3	3.4	11.3	0.1	(0.2)	(21.4)	16.5
Other income (loss)	0.3	(0.2)	0.1	0.2	—	1.6	2.0

Earnings (loss) before taxes	$23.6	$3.2	$11.4	$0.3	$(0.2)	$(19.8)	$18.5

Cash from operating activities(1)	$38.9	$5.9	$20.8	$0.7	$(0.2)	$(12.6)	$53.5

Capital expenditures	$3.2	$2.1	$18.9	$—	$88.1	$—	$112.3

Total assets	$222.1	$48.1	$77.3	$2.1	$319.3	$22.2	$691.1

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

	El	San
Nine months ended September 30, 2004	Sauzal	Martin	Marigold	Rand	Marlin	Other	Total

Revenue	$—	$31.0	$25.4	$4.9	$—	$—	$61.3
Cost of sales	—	14.5	12.3	3.0	—	—	29.8
Depreciation and depletion	—	7.2	5.0	0.6	—	0.1	12.9
Other operating expenses	0.1	0.2	0.7	0.2	0.1	7.5	8.8

Earnings (loss) from operations	(0.1)	9.1	7.4	1.1	(0.1)	(7.6)	9.8
Other income (loss)	—	(0.5)	0.1	0.1	—	8.8	8.5

Earnings (loss) before taxes	$(0.1)	$8.6	$7.5	$1.2	$(0.1)	$1.2	$18.3

Cash from operating activities(1)	$(0.1)	$15.9	$12.6	$2.0	$(0.1)	$(6.8)	$23.5

Capital expenditures	$68.8	$3.2	$20.0	$—	$52.2	$0.1	$144.3

Total assets	$228.4	$54.9	$66.4	$3.0	$194.8	$24.3	$571.8

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

6.     Change in Accounting Policies
Effective January 1, 2004, the Company retroactively adopted the amended Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” (“HB 3870”). HB 3870 requires the use of the fair-value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the statement of operations. Prior to January 1, 2004, the Company disclosed the effects of the fair-value method in the notes to the financial statements and did not recognize stock-based compensation relating to stock options granted to employees and directors in the statement of operations. Under the revised accounting policy, the Company measures stock-based compensation on the date of the grant and recognizes this cost over the vesting period of the options in results from operations. The cumulative effect of this change in accounting for stock-based compensation of $13.1 million, determined as of January 1, 2004, for stock options granted on or after January 1, 2002, is reported separately in the consolidated statement of deficit and as an adjustment to contributed surplus. The fair value of options granted on or after January 1, 2002 and exercised prior to January 1, 2004 of $1.4 million has been recorded as an adjustment to share capital, with an offsetting reduction to contributed surplus as at January 1, 2004.
Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG-15”). The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.
7.     Differences Between Canadian and United States Generally Accepted Accounting Principles
Accounting in these unaudited interim consolidated financial statements under Canadian and U.S. generally accepted accounting principles is substantially the same, except as noted below.
United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. As previously disclosed, the $4.5 million charge recorded to opening deficit on adoption of the Canadian standard would have been recorded as an increase to the San Martin property at the time of the business acquisition under U.S. accounting principles. As a result, under United States accounting principles, at September 30, 2005, mineral property, plant and equipment for the San Martin Mine would be increased by $1.6 million (December 31, 2004 — $2.0 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three months ended September 30, 2005 by $0.2 million (2004 — $0.1 million) and by $0.4 million for the nine months ended September 30, 2005 (2004 — $0.4 million).
The amended Canadian accounting standard for stock-based compensation is substantially the same as the United States accounting principles in its use of the fair-value method, however the transition provision under United States standards allow the effects of the fair-value method to be accounted for prospectively. As a result, the adjustments to deficit, share capital and contributed surplus as at January 1, 2004, disclosed in note 4, would not be made under United States accounting principles.
Statement of Financial Accounting Standards No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both of these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at September 30, 2005 would each be increased by $2.9 million (December 31, 2004 — an increase of $0.2 million), based on the quoted market price of the Company’s share investments, which would be included in other comprehensive income for the three months and nine months ended September 30, 2005. At September 30, 2005, the quoted market value of the shares of the investments not held in escrow was $4.3 million (June 30, 2005 — $0.5 million; December 31, 2004 — $0.9 million).
Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet. Under United States accounting principles, other comprehensive income for the three months ended September 30, 2005, which consists of the changes in the unrealized holding gains on investments held, would be a gain of $2.7 million (2004 — gain of $0.6 million) and for the nine months ended September 30, 2005 would be a gain of $2.7 million (2004 — a loss of $0.1 million).
A reconciliation of net earnings for the period as shown in these consolidated financial statements to net earnings for the period in accordance with United States accounting principles and to comprehensive income for the period using United States accounting principles, is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Net earnings in these consolidated financial statements	$1.6	$2.8	$12.0	$14.8
Adjustment for differences in accounting for income taxes	(0.2)	(0.1)	(0.4)	(0.4)

Net earnings using United States accounting principles	1.4	2.7	11.6	14.4
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	2.7	0.6	2.7	(0.1)

Comprehensive earnings using United States accounting principles	$4.1	$3.3	$14.3	$14.3

Basic earnings per share	$0.01	$0.02	$0.09	$0.11
Diluted earnings per share	$0.01	$0.02	$0.09	$0.11

At its March 2005 meeting, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) issued a consensus opinion, subsequently ratified by FASB, dealing with the accounting for stripping costs (the removal of overburden) incurred during production. The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early application permitted. The EITF addressed the issue of stripping costs incurred in pre-production (capitalize and amortize over the mine life) and stripping costs incurred during the production phase (to be considered a variable cost and included in the cost of inventory produced during the period).
The Marigold Mine would be affected by this change. At September 30, 2005, the Company was assessing the impact of this new statement on future financial reporting.

THIRD QUARTER 2005 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
(AS OF OCTOBER 31, 2005)
This management’s discussion and analysis of the Company’s operations for the three months and nine months ended September 30, 2005 and 2004 is dated October 31, 2005 and should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the “financial statements”). This financial information, which is expressed in United States dollars unless otherwise stated, was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 7 of the notes to the consolidated financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. Additional information, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and the Form 40-F filed in the United States on EDGAR at www.sec.gov.
SUMMARY
The Company reported earnings for the third quarter of 2005 of $1.6 million, or $0.01 per share. In the third quarter of 2004 earnings were $2.8 million, or $0.02 per share. Earnings for the nine months ended September 30, 2005 were $12.0 million ($0.09 per share), after recording a charge of $4.0 million ($0.03 per share) related to the tender offer for Goldcorp Inc. in the first quarter of 2005 and $3.6 million ($0.03 per share) in stock-based compensation year-to-date. Earnings for the nine months ended September 30, 2004 were $14.8 million ($0.11 per share) which included $7.0 million ($0.05 per share), net of tax, from the final settlement on the sale of the Cerro San Pedro property and royalty and the sale of the Company’s 50% interest in the Metates (Mexico) property.
At the operating mines, production totaled 90,535 ounces of gold in the third quarter of 2005, compared to 50,899 ounces produced during the third quarter of 2004, and the 109,377 ounces produced during the second quarter of 2005. The third quarter 2005 production had been expected to decline at Marigold, in particular, as the mine had scheduled significant time on stripping overburden in the Basalt pit. Production for the three months and nine months ended September 30, 2005 was substantially higher than the comparable periods of 2004, due to the inclusion of ounces from the El Sauzal mine, which began operation in the fourth quarter of 2004. The Company continues to expect production of over 400,000 ounces of gold for the 2005 year. Fuel prices which were well above plan at Marigold and San Martin, significant unplanned maintenance costs at Marigold and El Sauzal, and increased reagent costs at all the mines drove the Company’s average total cash cost per ounce of gold to $233 during the third quarter of 2005 compared to $205 in the comparable period in 2004. The Company continued to realize higher gold prices during 2005 averaging $446 per ounce of gold sold during the third quarter of 2005 compared to $406 per ounce of gold sold in the third quarter of 2004.
Exploration expenditures were $4.5 million during the third quarter of 2005, increasing from the $3.1 million expended in the third quarter 2004, as work on Cerro Blanco accelerated. General and administrative expense was $1.8 million in the three months ended September 30, 2005. This was higher than the $1.5 million incurred in the comparable period in 2004 due to increased staffing levels. The Company’s common stock price which averaged 23% higher during the third quarter of 2005 compared to the second quarter was the primary driver behind increased stock-based compensation expense of $1.8 million incurred during the third quarter of 2005; there was no stock-based compensation in the third quarter of 2004. Capital expenditures totaled $40.0 million for the third quarter of 2005; year to date, the Company has spent $112.3 million on construction and development. The Marlin Project in Guatemala was in the start-up phase during the third quarter of 2005. The Company expects commercial production at Marlin to be achieved in the fourth quarter 2005.
RESULTS OF OPERATIONS
Gold Production and Costs Per Ounce
All of the Company’s mines had a steady production quarter in the three months ended September 30 2005, although hampered by lower production than in the second quarter for different reasons at each mine. Shown below are the 3-month and 9-month production statistics for the mines.

	Three months ending			Three months ending
	September 30,			September 30,
	2005			2004
	Gold	Cash cost per	Total cost per	Gold	Cash cost per	Total cost per
Mine	ounces	ounce(1)	ounce(1)	ounces	ounce(1)	ounce(1)

El Sauzal	42,185	$168	$286	—	—	—
Marigold(2)	29,035	$276	$372	23,889	$198	$280
San Martin	19,315	$309	$414	23,985	$207	$303
Rand(3)	—	—	—	3,025	$255	$300

Total/average	90,535	$233	$341	50,899	$205	$292

	Nine months ending			Nine months ending
	September 30,			September 30,
	2005			2004
	Gold	Cash cost per	Total cost per	Gold	Cash cost per	Total cost per
Mine	ounces	ounce(1)	ounce(1)	ounces	ounce(1)	ounce(1)

El Sauzal	130,222	$148	$263	—	—	—
Marigold(2)	98,374	$225	$318	63,283	$198	$278
San Martin	65,037	$280	$385	75,329	$190	$287
Rand(3)	—	—	—	11,315	$250	$294

Total/average	293,633	$203	$308	149,927	$198	$284

Note:
(1)	Cash cost and total costs per ounce are non-GAAP financial measures and are discussed further under “Costs of Production”.

(2)	This represents the Company’s 66.67% share of Marigold.

(3)	Rand is currently rinsing its leach pad and the small amount of gold recovered is no longer being reported as production.
OPERATIONS REVIEW
El Sauzal Project, Chihuahua, Mexico
El Sauzal had another strong quarter producing 42,185 ounces of gold during the three months ended September 30, 2005 and 130,222 ounces year-to-date. Cash costs of production averaged $168 per ounce for the quarter, slightly better than plan, although fuel and power charges as well as unplanned maintenance negatively impacted costs. The Company continues to expect El Sauzal to produce approximately 170,000 ounces of gold during 2005.
San Martin Mine, Honduras
The San Martin Mine produced 19,315 ounces of gold during the three months ended September 30, 2005. While the quarter’s production was somewhat less than expected, the mine continues to be on track to produce approximately 85,000 ounces of gold during 2005. Extremely wet weather hampered production throughout the mine, with the effect being primarily felt in the processing area where diluted solutions in the ponds negatively impacted gold production. The extended rainfall led to increased fuel usage and costs due to increased pumping and use of cyanide and other reagents to maintain the process solution levels. Average cash cost per ounce of gold for the quarter jumped to $309 (compared to $207 in the third quarter of 2004) as a result of these expenditures as well as the decreased number of ounces produced. The mine is no longer crushing ore having transitioned totally to run-of-mine material.
Marigold Mine, Nevada
The 66.7%-owned Marigold Mine had significantly decreased production during the three months ended September 30, 2005 (29,035 ounces of gold) from the very strong production quarter during the three months ended June 30, 2005 (41,120 ounces of gold) as the mine stripped millions of tonnes of overburden in the Basalt pit in the Millennium expansion area and stacked less ore on the leach pads. The average cash cost per ounce of gold production rose to $276 in the third quarter of 2005 from $187 in the second quarter of 2005. Production was 23,889 ounces of gold during the third quarter of 2004 at a cash cost of $198 per ounce. Fuel costs continued to be the main component of the increased costs, accounting for 30% of the total cash cost per ounce in the quarter, 24% year-to-date. On a per-ounce basis, maintenance costs were 21% of the cost both for the quarter and year-to-date. The combined increased expenses added $41 to the cash cost per ounce of production at Marigold year-to-date. The Company continues to expect the mine to produce approximately 135,000 ounces of gold for the Company’s account during 2005.

PROJECTS
Marlin Project, Western Guatemala
Marlin substantially finished construction in the third quarter of 2005 and was testing and commissioning the processing facilities during October 2005. The mine managed to escape the hurricane-related damage sustained by many areas of Guatemala, but work was slowed as the Company assisted local residents and municipalities with relief efforts. Even with additional tasks resulting from the storm and other fuel and power delays, the mine was able to successfully initiate operations. Operations are still normalizing, but the Company expects the mine to continue on-track for commercial production in the fourth quarter with approximately 20,000 ounces of gold being produced in 2005.
Imperial Project, California
During 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. A three-person arbitration panel has been selected, and hearings are now scheduled for December 2006. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.
EXPLORATION
The Company expended $4.5 million on exploration during the third quarter of 2005 of which $2.9 million was expensed and $1.6 million capitalized. Exploration expenditures for the nine month period ended September 30, 2005 were $9.6 million of which $5.4 million was expensed and $4.2 million was capitalized as development. Exploration in the third quarter of 2005 continued to be heavily focused at two Guatemala projects (Marlin and Cerro Blanco — $2.6 million). Additional work was performed at the El Sauzal Mine and elsewhere in Mexico ($0.7 million). The Marigold Mine spent $0.7 million, most of which was capitalized development drilling, while the Company’s share of the Dee exploration venture increased to $0.4 million. Additional work is planned on all these projects through the balance of 2005, with focus on Guatemala and Mexico.
RECLAMATION ACTIVITIES
Rand Mine, California
The Rand Mine continues to recover a very small amount of gold from the leach pad as site closure and reclamation proceeds according to plan. The Company continues to expect Rand to substantially complete the required site closure and reclamation over the next six months.
Dee Mine, Nevada
During reclamation work in August, tailings material escaped containment which caused a mixture of old tailings and clay cover material to flow into a storm water collection channel at Dee. The required remediation caused reclamation expenditures to rise to over $0.7 million in the third quarter of 2005. The Company continues to believe that its final reclamation at Dee should be substantially complete by the end of 2005, with on-going monitoring requirements thereafter.
FINANCIAL REVIEW
Revenues
Ounces of gold sold increased to 91,625 ounces in the third quarter of 2005 from 51,631 ounces of gold sold during the third quarter of 2004, due to the production from the El Sauzal mine. Quarterly revenues increased accordingly to $41.1 million from $21.0 million on the increased production and a 10% increase in the realized gold price. Gold sales for the nine months ended September 30, 2005 were 302,552 ounces of gold compared to 151,331 ounces sold in the first nine months of 2004. Revenues of $131.9 million were realized in the nine months ended September 30, 2005 compared to $61.3 million in the same period in 2004, again, due to production in 2005 from El Sauzal and the increased gold price. Realized revenue was $446 per ounce of gold for the third quarter 2005 and $434 per ounce of gold for the nine month period. Realized prices of gold were $406 per ounce for the third quarter of 2004 and $404 for the nine months ended September 30, 2004. The London p.m. gold price averaged $440 per ounce of gold during the three months ended September 30, 2005 compared to $401 per ounce during the same period in 2004, and $432 per ounce compared to $401 per ounce for the respective nine-month periods.
Cost of Production
The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level. Total production costs include depreciation and depletion and amortization of site closure and reclamation accruals but exclude future income tax effects.
Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.
The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any incremental ounces put into or sold out of finished goods inventory compared to those ounces actually produced during the year. In particular, during the nine months ended September 30, 2005, approximately 3,000 ounces of gold produced by El Sauzal in the fourth quarter of 2004 were sold, decreasing the average cost per ounce of gold sold during the first nine months of 2005 compared to the average cost per ounce of gold produced. The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost per ounce sold per the financial statements.
Non-GAAP Financial Measure:
Reconciliation of Production Costs to Cost of Sales
(dollar amounts in millions of U.S. dollars, unless indicated)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Total ounces sold	91,625	51,631	302,552	151,331
Total ounces produced	90,535	50,899	293,633	149,927

Total cost of sales per the financial statements	$21.3	$10.6	$60.5	$29.8
Adjustments for revenue recognition (difference in cost of ounces sold out of inventory)	(0.2)	(0.2)	(0.9)	(0.1)

Total cash cost of production per Gold Institute Production Cost Standard	$21.1	$10.4	$59.6	$29.7

Total cash cost per ounce of gold sold	$232	$205	$200	$197
Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$233	$205	$203	$198

Depreciation, depletion and amortization per the financial statements	$11.0	$4.5	$34.2	$12.9
Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	(1.2)	0.0	(3.4)	0.0

Total cost of production per Gold Institute Production Cost Standard	$30.9	$14.9	$90.4	$42.6

Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$341	$292	$308	$284

Depreciation and depletion charges were $11.0 million for the three months ending September 30, 2005 compared to $4.5 million for the comparable period in 2004. For the nine-month period ended September 30, 2005 depreciation and depletion charges were $34.2 million during 2005 compared to $12.9 million during the same period in 2004. Over 60% of the depreciation and depletion charges were calculated on a unit-of-production basis and thus, as production and sales increased, these charges increased proportionally. The other significant difference was the inclusion of charges from the El Sauzal mine that was not yet in production in the third quarter of 2004. These charges included the amortization of the costs allocated to El Sauzal at the time of the Company’s acquisition of Francisco Gold Corp. With the inclusion of El Sauzal production, the Company’s year-to-date depreciation and depletion charges were approximately $105 per ounce of gold compared to 2004’s average of $85 per ounce of gold.
Other Income and Expenses
The Company expensed exploration expenditures of $2.9 million during the three months ended September 30, 2005, of which $1.9 million was expensed in Guatemala, $0.6 million in the United States and $0.4 million in Mexico. Exploration expense in the third quarter of 2004 was $0.7 million. During the nine months ended September 30, 2005, the Company expensed $5.4 million on exploration compared to $2.6 million during the same period in 2004. Exploration activities in Mexico and expenditures on the Cerro Blanco Project in Guatemala accounted for the difference.
General and administrative expense was $1.8 million for the three months ended September 30, 2005, as compared to the $1.5 million expended in the same period in 2004. Staff increases and employment-related expenses accounted for the difference. General and administrative expense was $9.9 million for the nine months ended September 30, 2005, as compared to $5.5 million expended in the same period in 2004. The most significant difference between the nine-month periods was the $4.0 million charge incurred in the first quarter of 2005 for expenses incurred during the tender offer for Goldcorp Inc. Stock-based compensation included non-cash charges of $1.8 million during the three month period ended September 30, 2005 (2004 — nil) and $3.6 million for the nine months ended September 30, 2005 (2004 — $0.1 million). There was less than $0.1 million in stock-based compensation grants during 2004. New stock-based compensation programs were introduced during 2005 and the significant increase in the Company’s common share price during the year has resulted in large appreciation gains. Other operating expenses in the third quarter of 2005 included non-cash charges of $0.9 million in accretion expense, and other site closure accruals (2004 — nil). For the nine months ended September 30, 2005 these expenses, along with a non-cash charge of $0.4 million related to business development, totaled $1.8 million (2004 — $0.6 million).
Interest and other income increased to $1.4 million during the three months ended September 30, 2005. This included interest income of $0.2 million and other income of $1.2 million primarily from the sale of investments. Interest and other income was $0.1 million in the three months ended September 30, 2004 comprised of interest and other income of $0.3 million offset by a foreign exchange loss of $0.2 million. Interest and other income for the nine months ended September 30, 2005 was $2.0 million. This was made up of interest income of $0.5 million, other income of $1.6 million (primarily the sale of investments) and a foreign exchange loss of $0.1 million. Interest and other income was $8.5 million in the nine months ended September 30, 2004. During the nine months ended September 30, 2004, the Company recorded income of $7.3 million relating to the final payments due on the sale of the Cerro San Pedro Project to Metallica Resources Inc. The Company also sold its 50% interest in the Metates Project in Mexico to American Gold Capital Corporation (“American Gold”) and received common shares of American Gold. The Company valued these shares at $0.7 million, all of which was recorded as income. Interest income was $0.8 million offset by foreign exchange losses of $0.5 million.
In the third quarter of 2005, current tax expense was $0.7 million for cash taxes payable related primarily to the San Martin operation (2004 — nil). Future income tax expense was $0.5 million during the third quarter of 2005 compared to $0.8 million of expense during the third quarter of 2004. For the nine months ended September 30, 2005, cash tax expense was $3.8 million related to the San Martin operation (2004 — $1.2 million). Future income tax expense of $2.7 million for the nine-month period ended September 30, 2005 related primarily to tax-effecting the earnings at the El Sauzal Mine. In the comparable period of 2004, future income tax expense was $2.3 million relating to the San Martin operation.

SUMMARY OF QUARTERLY RESULTS
The Company’s quarterly information for the last eight quarters is shown below:

(amounts in millions of US$
except per ounce and per share	4th Q		1st Q		2nd Q	3rd Q	4th Q	1st Q		2nd Q	3rd Q
amounts)	2003		2004		2004	2004	2004	2005		2005	2005
Average realized price/oz. of gold	$402		$412		$394	$406	$438	$429		$430	$446
Ounces of gold sold	56,064		52,663		47,036	51,631	76,369	98,117		112,810	91,625
Revenues (1)	$22.5		$21.7		$18.6	$21.0	$33.4	$42.1		$48.7	$41.1
Net earnings(2)	$8.6	(3)	$9.1	(3)	$2.9	$2.8	$6.1	$2.2	(4)	$8.2	$1.6
Basic earnings per share	$0.07		$0.07		$0.02	$0.02	$0.05	$0.02		$0.06	$0.01
Diluted earnings per share	$0.07		$0.07		$0.02	$0.02	$0.05	$0.02		$0.06	$0.01

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net earnings are the same.

(3)	Includes income from the sale of the Cerro San Pedro and Metates properties of $1.5 million in the 4th quarter of 2003 and $6.9 million in the 1st quarter of 2004.

(4)	Includes $4.0 million of expenses incurred during the tender offer for Goldcorp Inc.
LIQUIDITY AND CAPITAL RESOURCES
Working Capital and Cash Flow
The Company had working capital of $25.7 million at September 30, 2005, compared to $27.4 million at December 31, 2004. The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $14.8 million during the third quarter of 2005, compared to $8.1 million generated in the third quarter of 2004. The major differences were a 77% increase in ounces of gold sold that accounted for $8.0 million of the difference and a 10% increase in the realized price of gold that accounted for a $3.7 million increase, both of which were offset by a $2.5 million decrease attributable to the increased cash cost per ounce (cash cost per ounce of gold sold was $232 in the third quarter of 2005 versus $205 during the third quarter of 2004), increased exploration expense of $2.2 million, and increased general and administrative expense of $0.3 million.
Cash flow from operations before working capital adjustments and reclamation was $53.5 million for the nine months ended September 30, 2005 compared to $23.5 million during the nine-month period ended September 30, 2004. The substantial increase in sales of production from El Sauzal and Marigold in the nine months ended September 30, 2005 compared to the same period in 2004 drove the increase in cash flow along with a 7% realized gold price increase on the ounces sold. In the nine months ended September 30, 2004, the Company received $13.25 million in cash from the sale of the royalty on the Cerro San Pedro project and shares valued by the Company at $0.7 million in exchange for its Metates property interest. This was recorded as proceeds from sale of investments and property.
Capital expenditures totaled $40.0 million for the third quarter of 2005, and $112.3 million year to date. This compared to $51.1 million in the third quarter of 2004 and $144.3 million for the nine months ended September 30, 2004. Capital expenditures this year were primarily for the Marlin Project construction. During 2004, both El Sauzal and Marlin were under construction. Expenditures in the quarter ended September 30, 2005 at Marlin totaled $29.9 million and included $7.0 million in expenditures on the process facilities, $3.3 million on the tailings facility, $2.6 million on mine equipment, $2.6 million on surface development, $1.9 million on underground development and $12.5 million on other development and support activities, including $0.8 million of capitalized interest. Marigold Mine expenditures were $7.5 million on deferred stripping and mine development, $1.0 million on leach pad construction and process facilities and $0.1 million for plant and equipment for a total of $8.6 million. The San Martin Mine spent $0.4 million for leach pad construction and development. At El Sauzal, $1.0 million was capitalized: $0.4 million at the process plant, $0.4 million on mine development equipment and $0.2 million on other infrastructure improvements. The Reno office capitalized $0.1 million in equipment. Capital expenditures of $112.3 million to date in 2005 were financed from the Company’s operating cash flow and working capital, the International Finance Corporation debt facility for the Marlin Project, and the Company’s revolving credit facility. The Company expects that all remaining capital expenditures in 2005, estimated at approximately $20-$25 million (depending on the date of Marlin going into production), will be financed from the Company’s cash flow and working capital and available credit facility (see below).
The Company received $7.9 million from the exercise of stock options in the three months ended September 30, 2005 including $1.8 million received on the exercise of the remaining outstanding options granted during the acquisition of Francisco Gold Corp. A 23% increase in the Company’s common stock price also accounted for the increased activity. Exercises in the three months ended September 30, 2004 provided $0.3 million to the Company. $8.5 million was received from exercise of stock options during the nine months ended September 30, 2005 compared to $3.4 million during the same period in 2004.
Long-term liabilities increased to $179.1 million at September 30, 2005, compared to $123.6 million at December 31, 2004, primarily as a result of borrowing for construction of the Marlin Project. The long-term liabilities amount consisted of reserves for future reclamation costs, long-term debt, and future income taxes. At September 30, 2005, the non-current site closure and reclamation liability was $10.4 million ($7.6 million at December 31, 2004). Long-term debt incurred for construction at the Marlin Project increased to $80.0 million during the period ended September 30, 2005 ($65.0 million at June 30, 2005; $30.0 million at December 31, 2004). Future income taxes increased slightly to $88.7 million from $86.0 million at December 31, 2004. Future income tax increases were due primarily to income generated from the El Sauzal Mine.
Capital Resources
On September 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank providing for up to $45.0 million in funding, at a six-month LIBOR plus 2.625%-based interest rate, for development of the Company’s Marlin Project in Guatemala. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. As at September 30, 2005 and October 31, 2005, there was $45.0 million outstanding under the facility. The interest rate was 6.445% as of September 30, 2005 and October 31, 2005; interest is payable semiannually.
On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for borrowing and repayment at any time during the 3-year period ending March 4, 2008 at a LIBOR-based interest rate. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. As of September 30, 2005 and October 31, 2005, $35.0 million was outstanding under this facility. The blended interest rate was 5.036% as of September 30, 2005 and October 31, 2005; interest is payable quarterly.
For the three-month period ended September 30, 2005, $1.1 million in interest was capitalized to the Marlin Project. Capitalized interest for the Marlin Project was $2.3 million for the nine months ended September 30, 2005.
In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.
COMMITMENTS AND CONTINGENCIES
In the course of its normal business, the Company incurs various contractual obligations and contingent liabilities. These contractual obligations and contingencies as at September 30, 2005 are shown in the table below:
(amounts in millions of U.S. dollars)

	Less than			More than
Contractual Obligations	one year	1 - 3 years	4 - 5 years	5 years	Total
Operating leases	$0.5	$1.1	—	—	$1.6
Minimum royalty payments	$0.3	$0.9	$0.6	$1.5	$3.3
Construction and equipment purchase contracts	$8.5	—	—	—	$8.5
Long-term debt (1)	$—	$65.0	$15.0	—	$80.0

	Less than			More than
Contingencies	one year	1 - 3 years	4 - 5 years	5 years	Total
Future site closure and reclamation costs (2)	$0.6	$2.2	$1.5	$16.0	$20.3

(1)	Reflects the $80.0 million principal outstanding as of September 30, 2005. Does not include future interest payments on the long-term debt.

(2)	In the Company’s financial statements, $0.6 million of these obligations are included in current liabilities and $10.4 million in long-term liabilities. The Company has $10.3 million in cash and certificates of deposit as collateral backing these obligations.

OUTSTANDING SHARE INFORMATION
The Company had 132,259,344 common shares outstanding as of September 30, 2005 and as of October 31, 2005 had 131,565,092 shares outstanding. The reduction in shares outstanding includes 695,710 shares cancelled in connection with the 1999 acquisition of Rayrock Resources Inc.. The Company also had outstanding 2,778,753 stock options outstanding as of September 30, 2005 and October 28, 2005. All outstanding options are each exercisable into one common share.
The Company had 200,000,000 shares of common stock authorized as of December 31, 2004. At an extraordinary shareholders’ meeting on February 9, 2005, the restriction on the number of shares authorized was removed allowing the Company to issue an unlimited number of common shares. Each common share is entitled to one vote.
LEGAL PROCEEDINGS
In a civil action in Honduras, both the Country of Honduras and the Company, as intervenor, continue in the appeal process of an action where the plaintiff is suing for recognition of its right of a mineral discovery in the area of the San Martin Mine. The mines ministry has asserted that the alleged site is located outside the present and anticipated mining areas of the mine. Final resolution from the Honduran Supreme Court is expected during 2005. The Company continues to believe this action will not have a material adverse effect on the financial position or results of operations of the Company.
CRITICAL ACCOUNTING POLICIES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2004 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.
The Company records the cost of mining ore stacked on its leach pads and the cost of mining and crushing ore at the El Sauzal mill, as work-in-progress inventory, and values work-in-progress inventory at the lower of costs or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The Company does not have raw ore stockpiles; only crushed ore or ore on the leach pads is valued for inventory. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the El Sauzal mill circuit and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.
CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG-15”). The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.
As referred to in note 7 of the consolidated financial statements, there is a change in United States generally accepted accounting principles that will affect the Company. The Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”), at its March 2005 meeting, issued a consensus opinion, subsequently ratified by FASB, dealing with the accounting for stripping costs (the removal of overburden) incurred during production. The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early application permitted. The EITF addressed the issue of stripping costs incurred in pre-production (capitalize and amortize over the mine life) and stripping costs incurred during the production phase (to be considered a variable cost and included in the cost of inventory produced during the period). The Marigold Mine would be affected by this change. The Company is currently assessing the impact of this new statement on future financial reporting. At September 30, 2005, the Company had $9.3 million in deferred stripping capitalized as mine development costs of which approximately $1.3 million would be transferred to work-in-progress inventory.
HEDGING AND OTHER FINANCIAL INSTRUMENTS
As at September 30, 2005 and October 31, 2005, the Company had no gold or silver ounces hedged and has no current plans to engage in any hedging activities.
The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned gold production and up to 90% of planned silver production for up to five years. Management is authorized to use any combination of spot, forward, spot deferred forwards and put or call options. Although this is the approved policy, management’s current intention and practice is to not hedge any part of the Company’s gold production and the Company currently has no hedging contracts in place. In the future, the Company may consider hedging a portion of the by-product silver production at Marlin. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher and thus can have a direct impact on its profitability.

The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no hedge positions at September 30, 2005 or October 31, 2005.
The Company’s financial instruments consist of cash and cash equivalents, accounts and interest receivable, investments, accounts payable and accrued liabilities, taxes payable and long-term debt. Other than investments and long-term debt, the carrying amounts of the Company’s financial instruments approximate their fair values due to the short term to maturity of such instruments. Management believes that the carrying value of long-term debt approximates fair value at September 30, 2005, due to its market-based interest rate. The market value of the Company’s marketable securities investments was approximately $4.3 million as at September 30, 2005.
CONTROLS AND PROCEDURES
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures, as required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, believes that its disclosure controls and procedures are effective to provide such reasonable assurance.
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, C. Kevin McArthur, certify that:
1.     I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;
2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4.     The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.     The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 31, 2005	/s/ C. Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, Cheryl S. Maher, certify that:
1.     I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;
2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4.     The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.     The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 31, 2005	/s/ Cheryl S. Maher
Cheryl S. Maher
Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended September 30, 2005 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, C. Kevin McArthur, in my capacity as Chief Executive Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
1.     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 31, 2005	/s/ C. Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended September 30, 2005 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, Cheryl S. Maher, in my capacity as Chief Financial Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
1.     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 31, 2005	/s/ Cheryl S. Maher
Cheryl S. Maher
Chief Financial Officer